UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*


                       Southwestern Energy Company
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                845467109
                              (CUSIP Number)

                            December 31, 2014
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 845467109                                                Page 1 of 6

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Research Global Investors **


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  28,057,382


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        28,057,382
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,057,382          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.9%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

** A division of Capital Research and Management Company (CRMC)






CUSIP: 845467109                                                Page 2 of 6

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No.

Item 1(a)     Name of Issuer:
       Southwestern Energy Company

Item 1(b)     Address of Issuer's Principal Executive Offices:
       10000 Energy Drive
       Spring, TX 77389

Item 2(a)     Name of Person(s) Filing:
       Capital Research Global Investors

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA 90071

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       845467109

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2

       Capital Research Global Investors is deemed to be the beneficial owner of 28,057,382 shares or 7.9% of the 353,114,947 shares believed to be outstanding as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

CUSIP: 845467109                                                Page 3 of 6

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          February 9, 2015

        Signature:     Timothy D. Armour***
        Name/Title:    Timothy D. Armour - Partner
                       Capital Research Global Investors




        ***By  /s/ Liliane Corzo
               Liliane Corzo
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated February 2, 2015 included as an Exhibit to this Schedule 13G.










CUSIP: 845467109                                                Page 4 of 6











                           POWER OF ATTORNEY

     The undersigned do hereby appoint Liliane Corzo and Herbert Y. Poon, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital Research Global Investors, AMCAP Fund, American Funds Global Balanced Fund, American Mutual Fund, American Funds Insurance Series (Blue Chip Income and Growth Fund, Global Small Capitalization Fund, International Fund, Growth-Income Fund, International Growth and Income Fund), Capital Group - U.S. Equity Fund, Capital Group European Growth and Income Fund (LUX), Capital Group US Growth and Income Fund (LUX), Capital Income Builder, Capital World Growth and Income Fund, EuroPacific Growth Fund, New Perspective Fund, New World Fund, Inc., SMALLCAP World Fund, Inc., The Growth Fund of America, The Investment Company of America, The New Economy Fund, and Washington Mutual Investors Fund, and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

     IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 2nd day of February, 2015.

Capital Research Global      Washington Mutual Investors Fund
Investors


/s/ Timothy D. Armour        /s/ Jennifer L. Butler
Name  Timothy D. Armour      Name  Jennifer L. Butler
:                             :
Titl  Partner                Titl  Secretary
e:                            e:


AMCAP Fund                   American Funds Insurance Series
American Funds Global
Balanced Fund
American Mutual Fund
Capital Income Builder       /s/ Steven I. Koszalka
Capital World Growth and     Name  Steven I. Koszalka
Income Fund                   :
EuroPacific Growth Fund      Titl  Secretary
                              e:
New Perspective Fund
New World Fund, Inc.
SMALLCAP World Fund, Inc.    Capital Group European Growth and
                              Income Fund (LUX)
The Growth Fund of America   Capital Group US Growth and Income Fund
                              (LUX)
The Investment Company of
CUSIP: 845467109                                                Page 5 of 6

America
The New Economy Fund
                             /s/ Fabrice Remy
                             Name  Fabrice Remy
                              :
/s/ Michael W. Stockton      Titl  Secretary
                              e:
Name  Michael W. Stockton
:
Titl  Secretary
e:
                             Capital Group - U.S. Equity Fund


                             /s/ Todd R. Wagner
                             Name  Todd R. Wagner
                              :
                             Titl  Chief Financial Officer and
                              e:    Secretary of the Trustee











































CUSIP: 845467109                                                Page 6 of 6